KENILWORTH

SYSTEMS CORPORATION

Herbert Lindo
Chairman & CEO

Phone: (516) 741-1352
Facsimile: (516) 741-7194

September 25, 2006

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

<u>Via Federal Express</u>
<u># 8543 5182 6047</u>

RE: File No. 000-08962

Dear Ms. Cvrkel:

We have advised our Independent Auditor, Demetrius & Company, LLC. ("Demetrius") (2004 to September 30, 2005) that we require audited financials pursuant to the Securities Exchange Act of 1934. We have never consulted with anyone at Demetrius of our plans not to issue audited financials.

We believed that since we trade on the PinkSheets, which is not recognized as an organized exchange, we are not required to file audited financials. Obviously, we were very wrong.

We now believe that we can complete the necessary audit by November 15, 2006 which will include the restated audit reviewed 10-Q's of our 1st, 2nd and 3rd quarter periods ending September 30, 2006.

We apologize. We will keep you informed of our progress. Thank you.

Sincerely,

KENILWORTH SYSTEMS CORPORATION



Herbert Lindo, Chairman and CEO

---

185 WILLIS AVENUE MINEOLA, NEW YORK 11501   E-MAIL: ROULABETTE@AOL.COM